(432) 682-1119 PHONE	MEXCO ENERGY CORPORATION P. O. BOX 10502 MIDLAND, TX 79702-7502American Stock Exchange – MXC	(432) 682-1123 FAX

January 28, 2011

Via EDGAR and Facsimile No. 703- 813- 6982
Attention: Mr. Ron Winfrey, Division of Corporation Finance

Ethan Horowitz
Branch Chief
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Mexco Energy Corporation
Form 10-K for Fiscal Year Ended March 31, 2010
Filed June 29, 2010
File No. 001-31785

Dear Mr. Horowitz:

Set forth below are the responses of Mexco Energy Corporation, a Colorado corporation (the “Company” or “Mexco”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 14, 2011, with respect to Mexco’s Annual Report on Form 10-K for the year ended March 31, 2010 filed with the Commission on June 29, 2010, File No. 001-31785 (the “10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.  The references to page numbers in this response to the Staff’s comments correspond to the pages in the 10-K.

Form 10-K for Fiscal Year Ended March 31, 2010

Rick Factors, page 12
Information concerning our reserves and future net revenues estimates is inherently uncertain…, page 13

SEC Comment

1.
We note your statement, “Moreover, there can be no assurance that our reserves will ultimately be produced or that any undeveloped reserves will be developed.”  You categorized your reserves as proved which, by definition, are reasonably certain of economic recovery.  By definition, reasonable certainty “means a high degree of confidence that the quantities will be recovered.”  Please revise your document to remove those claimed proved reserves for which you have no assurance of economic production.  Alternatively, you may revise your document to remove this statement.

Response

We filed on this date a Form 10-K/A removing this statement.

Properties, page 18
Oil and Natural Gas Reserves, page 19

SEC Comment

2.
We note your disclosure of 2010 average prices - $66.21/BO, $3.77/MCFG – used in estimating proved reserves.  Please revise your document to disclose the benchmark prices to which differentials were applied in order to arrive at these average adjusted prices.

Response

We filed on this date a Form 10-K/A revising this disclosure to include benchmark prices by adding the following sentence: “The benchmark price of $69.64 per bbl of oil was adjusted by lease for gravity, transportation fees and regional price differentials.  The benchmark price of $3.98 per mcf of natural gas was adjusted by lease for BTU content, transportation fees and regional price differentials.”

SEC Comment

3.
You state that your Chief Financial Officer reviews the final reserves estimate and, if necessary, discusses the process used and findings with Mr. Neal, your third party petroleum engineer.  Please revise your document to disclose the technical qualification of your Chief Financial Officer for this task per Item 1202(a)(7) of Regulation S-K.

Response

We filed on this date a Form 10-K/A revising this disclosure as follows: “Our Chief Financial Officer who has over 18 years experience in the oil and gas industry reviews the final reserves estimate and consults with a degreed geological consultant with extensive geological experience and if necessary, discusses the process used and findings with Mr. Neal.  Mr. Neal is responsible for overseeing the preparation of the reserve estimates and holds a bachelor’s degree in mechanical engineering (petroleum option), is a member of the Society of Petroleum Engineers and has over 50 years of experience in the oil and gas industry.  Our President and Chief Executive Officer who has close to 30 years experience in the oil and gas industry also reviews the final reserves estimate.”

Proved Reserves, page 20

SEC Comment

4.	Please revise your document to disclose the items related to your proved undeveloped reserves as stipulated in Item 1203 of Regulation S-K.

Response

We filed on this date a Form 10-K/A revising this disclosure to include the additional information as follows, “During the fiscal year ending March 31, 2010, one of the Barnett Shale properties in which we own an interest was developed, therefore its gas reserves of approximately 102,000 mcf were converted from proved undeveloped to proved developed.  There were no capital expenditures for this development as this property is a royalty interest.  There were no material changes in our oil proved undeveloped reserves that occurred during the fiscal year ending March 31, 2010.”

Net Production, Unit Prices and Costs, page 22

SEC Comment

5.
It appears your production costs, both total and per MCFE, include production taxes.  Item 1204(b)(2) ofRegulation S-K requires the disclosure of production costs exclusive of production and ad valorem taxes.  Please revise your document to comply with Regulation S-K.  You may include a separate line item for these taxes.

Response

We filed on this date a Form 10-K/A revising this presentation to disclose production costs exclusive of production and ad valorem taxes.

Productive Wells and Acreage, page 22

SEC Comment

6.
We note the disclosure of 737 net acres to your ownership.  Please expand the presentation of your undeveloped acreage to discuss the near term expiration of any material undeveloped acreage as contemplated in Item 1208(b) of Regulation S-K.

Response

We filed on this date a Form 10-K/A revising this disclosure to include the additional information as follows, “As of March 31, 2010, we own approximately 1,477 gross and 737 net acres of material undeveloped acreage located in the Pembrook Unit of Upton County, Texas which is operated by Pioneer Natural Resources USA, Inc. and held by production from approximately 200 wells.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

SEC Comment

7.	Please revise your document to disclose your delivery commitments as described in Item 1207 of Regulation S-K. If you have none, please so state.

Response

We filed on this date a Form 10-K/A revising this disclosure to include the statement, “The Company does not have any delivery commitments to provide a fixed and determinable quantity of it oil and gas under any existing contract or agreement.”

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-7
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-19

SEC Comment

8.
FASB ASC 932-235-50-31(b) requires the separate disclosure of significant development costs from production costs in the presentation of the standardized measure.  Please tell us your estimated future development costs for the three prior years and revise your document to comply with this requirement.

Response

We filed on this date a Form 10-K/A revising this presentation to disclose production costs separate from development costs.

Exhibit 99.1

SEC Comment

9.	We note the omission of items prescribed by Item 1202 (a)(8) of Regulation S-K. Please procure a third party reserve report that includes:

•	The date on which the report was completed;
•	The proportion of your total reserves covered by the report;
•	The assumptions used in the preparation of the report;
•	The average adjusted product prices (after application of differentials for quality, transportation, etc.) used in the estimation of your 2010 proved reserves;
•	A discussion regarding the inherent uncertainties of reserves estimates;
•	A brief summary of the third party’s conclusions with respect to the reserves estimates; and
•	The 3rd party’s responsible technical person’s qualifications.

Response

We filed on this date a Form 10-K/A which includes a revised Exhibit 99.1 to include information as noted below:

Regarding your first bulleted point – The revised Exhibit 99.1 includes this statement, “The results of our third party study, completed on May 28, 2010, are presented herein.”

Regarding your second bulleted point – The revised Exhibit 99.1 includes this statement, “The properties reviewed by Joe C. Neal & Associates represent 98% of the total net proved reserves of Mexco Energy Corporation.

Regarding your third bulleted point – The revised Exhibit 99.1 includes this paragraph, “To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  Mexco has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future production and income, we have relied upon data furnished by Mexco with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Joe C. Neal & Associates reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Mexco.”

Regarding your fourth bulleted point – The revised Exhibit 99.1 has expanded the benchmark pricing statements to include the adjusted prices used in the estimation of the proved reserves as follows, “The benchmark price of $69.64 per barrel has been adjusted by lease for gravity, transportation fees and regional price differentials to $66.21.  Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $3.98 per MCF and have been adjusted by lease for BTU content, transportation fees and regional price differentials to $3.78.”

Regarding your fifth bulleted point – The revised Exhibit 99.1 includes these paragraphs:

“Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Mexco owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.”

Regarding your sixth bulleted point – The revised Exhibit 99.1 includes this paragraph, “In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.  The proved and probable reserves included herein were determined in conformance with the SEC Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.”  In our opinion, the proved and probable reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.”

Regarding your seventh bulleted point – The revised Exhibit 99.1 includes this statement, “The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualification, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.”

SEC Comment

10.
We note the statement, “This study was performed using industry-accepted principles of engineering evaluation that are predicted on established scientific concepts.”  While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “industry-accepted principles of engineering evaluation.”  We also understand that the Society of Petroleum Engineers has established methods and standards for the estimation of oil and gas reserves.  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.  Refer us to a compilation of these principles.

Response

We filed on this date a Form 10-K/A which includes a revised Exhibit 99.1 removing the statement above and its corresponding paragraph in the original document and replacing it with this paragraph, “To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  Mexco has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future production and income, we have relied upon data furnished by Mexco with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Joe C. Neal & Associates reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Mexco.”

Closing Comment

In connection with the above responses to the staff’s comments, Mexco acknowledges that (i) Mexco is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) Mexco may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tammy L. McComic

Tammy L. McComic
Executive Vice President & Chief Financial Officer
tmccomic@sbcglobal.net